EXHIBIT 99.1

JinkoSolar Announces First Quarter 2013 Results

SHANGHAI, China, June 7, 2013 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•	Total solar product shipments were 338.6 megawatts (“MW”), consisting of 282.4 MW of solar modules, 25.4 MW of silicon wafers and 30.8 MW of solar cells. This represents an increase of 12.2% from 301.9 MW in the fourth quarter of 2012 and an increase of 36.0% from 249.0 MW in the first quarter of 2012.

•	Total revenues were RMB1.16 billion (US$187.3 million), representing a decrease of 0.3% from the fourth quarter of 2012 and an increase of 9.7% from the first quarter of 2012. The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). Given the limited experience the Company has with respect to the collectability of the retainage under Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amounts of retainage under the Retainage Contracts that were not recognized as revenue were RMB9.5 million and RMB62.0 million for the first quarter of 2013 and the fourth quarter of 2012, respectively. As of March 31, 2013, the cumulative amounts of retainage that were not recognized as revenue was RMB131.3 million.

•	Gross margin was 12.7%, compared with 3.8% in the fourth quarter of 2012 and 0.7% in the first quarter of 2012.

•	In-house gross margin[1] was 13.1%, compared with 5.6% in the fourth quarter of 2012 and 10.8% in the first quarter of 2012.

[1]	JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.

•	Loss from operations was RMB16.8 million (US$2.7 million), compared with a loss from operations of RMB733.7 million in the fourth quarter of 2012 and a loss from operations of RMB306.0 million in the first quarter of 2012.

•	Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB128.7 million (US$20.7 million), compared with a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB761.1 million in the fourth quarter of 2012 and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB356.3 million in the first quarter of 2012.

•	Diluted loss per share was RMB1.45 (US$0.23), compared with a diluted loss per share of RMB8.58 in the fourth quarter of 2012 and a diluted loss per share of RMB4.01 in the first quarter of 2012.

•	Diluted loss per American depositary share (“ADS”) was RMB5.80 (US$0.92), compared with a diluted loss per ADS of RMB34.32 in the fourth quarter of 2012 and a diluted loss per ADS of RMB16.04 in the first quarter of 2012. Each ADS represents four ordinary shares.

•	Non-GAAP net loss[2] attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2013 was RMB75.3 million (US$12.1 million), compared with a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB699.5 million in the fourth quarter of 2012 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB330.5 million in the first quarter of 2012.

•	Non-GAAP basic and diluted loss per share in the first quarter of 2013 was RMB0.85 (US$0.14). Non-GAAP basic and diluted loss per ADS was RMB3.40 (US$0.56) in the first quarter of 2013.

[2]	JinkoSolar adjusts net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders to exclude 1) the expenses related to the issuance of convertible senior notes, 2) changes in fair value of convertible senior notes and capped call options, 3) interest expenses on the convertible senior notes, and 4) the exchange gain on the convertible senior notes and capped call options.

“We are pleased with our substantial progress towards regaining profitability in the face of continued module oversupply and weak global economic growth,” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “In the first quarter of 2013, we maintained our leading position in the global PV market, grew our shipments in volume and expanded our geographic reach. As a result of improving ASPs and our competitive cost structure, our gross margin further increased to 12.7%, among the industry’s highest for PV product manufacturers. We believe that this quarter’s results demonstrate the effectiveness of the measures we have taken to diversify our customer base and the improvements in our operational efficiency in a rapidly changing solar power environment.”

“Our working capital and cash reserves improved significantly following the successful issuance of RMB800 million in corporate bonds in the first quarter and the signing of a RMB360 million loan facility with China Development Bank shortly thereafter. We believe this support from respected institutions and the financial markets is a clear vote of confidence in our long-term growth potential.”

“We continue to lead the global PV industry in the state-of-the-art development of efficient and reliable solar products. We unveiled our newest series of ‘Eagle II’ solar modules at the 7th SNEC International Photovoltaic Power Generation Conference & Exhibition in Shanghai last month. Like its predecessor, the ‘Eagle I’, this series is also certified PID free under the conditions of 85°C and 85% relative humidity, and represents a high standard of performance and reliability. It is also Dust and Sand certified by TUV Nord, underlining just how effective JinkoSolar has become at reliably delivering the best performance in diverse real world conditions. We are currently planning to develop a new series of modules with distinctive features, including “smart modules”, which we hope will revolutionize the way in which solar modules are managed and optimized. With such strong products and growing demand, we have been able to maintain our inventory at a relatively healthy level.”

“We are eager to leverage our strong brand reputation and excellent product quality and service to increase our exports and exposure globally. We continue to seek out new opportunities in emerging solar markets such as China, Japan, US, South Africa and India. We have considerably expanded our market presence in Japan. In March, we officially established a local sales office in Japan and have already signed a few large contracts. We expect that Japan will account for approximately 15% of our product shipments in the coming quarters. We also expect demand to pick up in China as it emerges from the seasonally slow first quarter. As one of the best-known PV module brands in China, we are well positioned to maintain our market share, capture future module sales, and further develop our PV project and EPC business. In addition, we have secured a variety of large contracts in India and have increased our presence in South Africa, where we have seen a rise in repeat business opportunities following the signing of a 115 MW contract and a 81 MW contract. We are analyzing the potential impact of the preliminary affirmative anti-dumping determination announced by the European Commission on June 4, which we believe to be both unfair and unfounded. We are determined to explore new ways to compete effectively in Europe.”

“We are optimistic about our future development and financial and operational prospects. Our strong client relationships and reputation for excellence have driven our geographic expansion as we search for new business opportunities. Having prudently managed our business to adapt to the rapidly changing global economic circumstances, we are eager to leverage our industry-leading technology and cost structure along with our improved financial position to seize market opportunities and drive future growth.”

First Quarter 2013 Financial Results

Total Revenues

Total revenues in the first quarter of 2013 were RMB1.16 billion (US$187.3 million), representing a decrease of 0.3% from RMB1.17 billion in the fourth quarter of 2012 and an increase of 9.7% from RMB1.06 billion in the first quarter of 2012. The sequential stability in revenues was primarily attributable to the decrease of revenues from system integration projects for which the Company provides EPC services, as the Company recognized EPC revenues in the fourth quarter of 2012 and did not recognize such revenues in the first quarter of 2013, offset by an increase of revenues from the increase shipments of solar module. The year-over-year increase in total revenues was primarily attributable to an increase in the shipment of solar modules, offset by the decline in average selling prices (“ASPs”) of solar modules.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2013 was RMB147.3 million (US$23.7 million), compared with a gross profit of RMB44.0 million in the fourth quarter of 2012 and a gross profit of RMB7.0 million in the first quarter of 2012.

Gross margin was 12.7% in the first quarter of 2013 compared with 3.8% in the fourth quarter of 2012 and 0.7% in the first quarter of 2012. The sequential and year-over-year increases in our gross margin were primarily attributable to the continued reduction in costs for our polysilicon and auxiliary materials and improvements in our operating efficiency.

In-house gross margin relating to the Company’s in-house silicon wafer, solar cell and solar module production was 13.1% in the first quarter of 2013, compared with 5.6% in the fourth quarter of 2012 and 10.8% in the first quarter of 2012.

Loss from Operations and Operating Margin

Loss from operations in the first quarter of 2013 was RMB16.8 million (US$2.7 million), compared with a loss from operations of RMB733.7 million in the fourth quarter of 2012 and a loss from operations of RMB306.0 million in the first quarter of 2012. Operating margin in the first quarter of 2013 was negative 1.4%, compared with negative 62.9% in the fourth quarter of 2012 and negative 28.9% in the first quarter of 2012.

Total operating expenses in the first quarter of 2013 were RMB164.1 million (US$26.4 million), a decrease of 78.9% from RMB777.7 million in the fourth quarter of 2012 and a decrease of 47.6% from RMB313.0 million in the first quarter of 2012, which was primarily due to the significant non-cash charges recognized in the fourth quarter of 2012 and the first quarter of 2012, respectively. In the fourth quarter of 2012, the Company recognized a provision for bad debts of RMB364.1 million primarily due to the increase in overdue balance of accounts receivable, a provision of RMB93.2 million on inventory purchase prepayment under long-term polysilicon supply contracts as a result of suspension of a supplier’s production, an impairment of long-lived assets for obsolete production lines of RMB65.5 million due to technological innovations in the solar industry and a write off of equipment prepayments of RMB44.2 million as a result of change of procurement plan. In the first quarter of 2012, the Company recognized a provision of RMB129.8 million on inventory purchase prepayment under long-term polysilicon supply contracts as a result of the adverse developments in suppliers’ operations.

Total operating expenses excluding non-cash charges, consisting of provision for bad debts, an impairment of long-lived assets, a write-off for equipment prepayment and a provision for the Company's inventory purchase prepayment under long-term polysilicon supply contracts were RMB173.8 million, compared to RMB210.7 million in the fourth quarter of 2012 and RMB150.8 million in the first quarter of 2012.

Total operating expenses excluding non-cash charges as a percentage of total net revenues were 14.9% in the first quarter of 2013, compared to 18.1% in the fourth quarter of 2012 and 14.2% in the first quarter of 2012.

Interest Expense, Net

Net interest expense in the first quarter of 2013 was RMB55.3 million (US$8.9 million), a decrease of 1.9% from RMB56.3 million in the fourth quarter of 2012 and a decrease of 6.0% from RMB58.8 million in the first quarter of 2012.

Exchange Gain / (Loss)

Due to the depreciation of the Euro against the RMB during the first quarter of 2013, the Company recorded an exchange loss of RMB18.7 million (US$3.0 million) in the first quarter of 2013, which was primarily due to a foreign currency exchange loss of RMB33.7 million (US$5.4 million) and gain in fair value of forward contracts of RMB15.0 million (US$2.4 million). The Company had net exchange gain of RMB59.7 million in the fourth quarter of 2012 and net exchange gain of RMB28.8 million in the first quarter of 2012.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB47.0 million (US$7.6 million) in the first quarter of 2013, primarily as a result of the put options on the Company’s outstanding convertible notes due 2016 nearing their exercisable date on May 15, 2014.

Income Tax Expense (Benefit)

The Company recognized a tax expense of RMB13,235 (US$2,131) in the first quarter of 2013, compared with a tax expense of RMB83,132 in the fourth quarter of 2012 and no income tax expense during the first quarter of 2012.

Net Income (Loss) and Earnings (Loss) per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2013 was RMB128.7 million (US$20.7 million), compared with a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB761.1 million in the fourth quarter of 2012 and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB356.3 million in the first quarter of 2012.

Basic and diluted loss per share was RMB1.45 (US$0.23) in the first quarter of 2013. Basic and diluted loss per ADS was RMB5.80 (US$0.92) in the first quarter of 2013.

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2013 was RMB 75.3 million (US$12.1 million), compared with a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB699.5 million in the fourth quarter of 2012 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB330.5 million in the first quarter of 2012.

Non-GAAP basic and diluted loss per share in the first quarter of 2013 was RMB0.85 (US$0.14). This translates into non-GAAP basic and diluted loss per ADS of RMB3.40 (US$0.56) in the first quarter of 2013.

Financial Position

As of March 31, 2013, the Company had RMB790.7 million (US$127.3 million) in cash and cash equivalents and restricted cash, compared with RMB419.9 million of cash and cash equivalents and restricted cash as of December 31, 2012.

As of March 31, 2013, total short-term borrowings including the current portion of long-term bank borrowings were RMB2.47 billion (US$397.0 million), compared with RMB2.25 billion as of December 31, 2012, and total long-term borrowings were RMB344.0 million (US$55.4 million), compared with RMB167.0 million as of December 31, 2012.

On January 29, 2013, the Company issued six-year bonds with a principal amount of RMB800 million (128.4 million), bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, the Company has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require the Company to repurchase all or part of their bonds at such time.

As of March 31, 2013, the Company’s working capital balance was negative RMB1.39 billion (US$223.1 million), compared with negative RMB2.25 billion as of December 31, 2012.

First Quarter 2013 Operational Highlights

Solar Product Shipments

Total solar product shipments in the first quarter of 2013 were 338.6MW, consisting of 282.4MW of solar modules, 25.4MW of silicon wafers and 30.8MW of solar cells. In comparison, total shipments for the fourth quarter of 2012 were 301.9 MW, consisting of 252.3 MW of solar modules, 25.3 MW of silicon wafers and 24.3 MW of solar cells, and total solar product shipments in the first quarter of 2012 were 249.0MW, consisting of 157.1 MW of solar modules, 80.1 MW of silicon wafers and 11.8 MW of solar cells.

Solar Products Production Capacity

As of March 31, 2013, the Company’s in-house annual silicon wafer, solar cell and solar module production capacity was approximately 1,200 MW each.

Recent Business Developments

•	In February 2013, JinkoSolar successfully completed the issuance of six-year bonds in a principal amount of RMB800 million. The bonds bear a fixed annual interest rate of 8.99% and will mature on January 29, 2019. The interest rate is equal to current one-year SHIBOR (Shanghai Interbank Offered Rate) of 4.40% plus 459 basis points (4.59%).

•	In February 2013, JinkoSolar entered into a strategic cooperation agreement with China Three Gorges New Energy Corp., pursuant to which JinkoSolar will supply 600MW of its high efficiency solar panels to projects in western China from 2013 to 2015.

•	On March 19, 2013, JinkoSolar entered into loan facilities for an aggregate principal amount of RMB360 million (approximately US$57.8 million) and a term of 15 years with China Development Bank. The financing will be used to develop JinkoSolar’s domestic PV projects.

•	In April 2013, JinkoSolar entered into a module supply agreement with a well-recognized project developer, pursuant to which JinkoSolar will supply 115 MW of its high-efficiency solar panel to two projects in South Africa.

•	In May 2013, JinkoSolar unveiled its new series “Eagle II” solar modules at the 7th SNEC International Photovoltaic Power Generation Conference & Exhibition in Shanghai. A 60-cell “Eagle II” module can reach peak power output of approximately 260-270 watts.

•	In May 2013, JinkoSolar’s modules passed TUV Nord’s Dust & Sand Certification Test. TUV Nord's certification indicates that JinkoSolar's modules are suitable for installation in desert regions, where a shortage of rain and constant sandstorms can cause solar PV plants to operate inefficiently.

Operations and Business Outlook

Second Quarter and Full Year 2013 Guidance

For the second quarter of 2013, total solar module shipments are expected to be between 450MW and 470MW. For the full year 2013, total solar module shipments are expected to be between 1.2GW and 1.5GW, and total project development scale is expected to be between 200MW and 300MW. The Company expects to maintain in-house annual silicon wafer, solar cell and solar module production capacity at approximately 1,200 MW each during 2013.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, June 7, 2013 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

香港/国际接入号码:	+852-2475-0994
美国接入号码:	+1-866-519-4004
密码:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, June 14, 2013. The dial-in details for the replay are as follows:

International:	+61-2-8199-0299
U.S. Toll Free:	+1-855-452-5696
Passcode:	75004494

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore ; Tokyo, Japan and Cape Town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon ingots and wafers, solar PV cells and solar PV modules as of March 31, 2013. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China, India, Japan, South Africa and other countries and regions.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●	Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2013, which was RMB6.2108 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 29, 2013 or March 31, 2013. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB	RMB	RMB	USD
Revenues from third parties	990,450	1,116,516	1,134,459	182,659

Revenues from related parties	69,632	50,650	28,944	4,660

Total revenues	1,060,082	1,167,166	1,163,403	187,319

Cost of revenues	(1,053,050)	(1,123,171)	(1,016,092)	(163,601)

Gross profit	7,032	43,995	147,311	23,718

Operating expenses:
Selling and marketing	(77,868)	(84,686)	(93,924)	(15,123)
General and administrative	(91,645)	(510,056)	(60,064)	(9,671)
Research and development	(13,653)	(20,256)	(10,133)	(1,632)
Provision for advance to suppliers	(129,843)	(97,230)	-	-
Impairment of long lived assets	-	(65,476)	-	-
Total operating expenses	(313,009)	(777,704)	(164,121)	(26,426)

Loss from operations	(305,977)	(733,709)	(16,810)	(2,708)
Interest expenses, net	(58,814)	(56,320)	(55,266)	(8,898)
Subsidy income	284	40,619	1,854	299
Exchange (loss)/gain	29,730	9,704	(33,716)	(5,429)
Other (expense)/income, net	(2,082)	(4,070)	6,784	1,092
Change in fair value of forward contracts	(972)	50,000	15,034	2,421
Change in fair value of convertible senior notes and capped call options	(18,423)	(68,671)	(46,984)	(7,565)
Loss before income taxes	(356,254)	(762,447)	(129,104)	(20,788)
Income tax benefit/(expense)	0	(83)	(13)	(2)
Equity in losses of affiliated companies	-	(16)	(45)	(7)
Net loss	(356,254)	(762,546)	(129,162)	(20,797)
Less: Net (income)/loss attributable to non-controlling interests	17	(1,411)	(418)	(67)
Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(356,271)	(761,135)	(128,744)	(20,730)
Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(4.01)	(8.58)	(1.45)	(0.23)
Diluted	(4.01)	(8.58)	(1.45)	(0.23)

Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(16.04)	(34.32)	(5.80)	(0.92)
Diluted	(16.04)	(34.32)	(5.80)	(0.92)

Weighted average ordinary shares outstanding:
Basic	88,786,920	88,742,978	88,758,778	88,758,778
Diluted	88,786,920	88,742,978	88,758,778	88,758,778

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net loss	(356,254)	(762,546)	(129,162)	(20,797)
Other comprehensive income:
-Foreign currency translation adjustments	720	507	2,443	393
Comprehensive income/ (loss)	(355,534)	(762,039)	(126,719)	(20,404)
Less: comprehensive income/ (loss) attributable to non-controlling interest	17	(1,411)	(418)	(67)
Comprehensive loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(355,551)	(760,628)	(126,301)	(20,337)

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(356,271)	(761,135)	(128,744)	(20,730)

Change in fair value of convertible senior notes and capped call options	18,423	68,671	46,984	7,565

4% of interest expense of convertible senior notes	7,751	9,356	7,729	1,244

Exchange (loss)/gain on convertible senior notes and capped call options	(398)	(16,440)	(1,287)	(207)

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	(330,495)	(699,548)	(75,318)	(12,128)

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	(3.72)	(7.88)	(0.85)	(0.14)
Diluted	(3.72)	(7.88)	(0.85)	(0.14)

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd. 's ordinary shareholders per ADS -
Basic	(14.88)	(31.52)	(3.40)	(0.56)
Diluted	(14.88)	(31.52)	(3.40)	(0.56)

Non-GAAP weighted average ordinary shares outstanding -
Basic	88,786,920	88,742,978	88,758,778	88,758,778
Diluted	88,786,920	88,742,978	88,758,778	88,758,778

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
	December 31, 2012 (Note 1)	March 31, 2013
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	279,130	577,521	92,987
Restricted cash	140,761	213,226	34,331
Short-term investments	722,461	1,009,715	162,574
Accounts receivable, net - related parties	105,531	120,976	19,478
Accounts receivable, net - third parties	1,712,685	1,892,718	304,746
Notes receivable - related parties	-	1,251	201
Notes receivable - third parties	1,424	7,276	1,172
Advances to suppliers, net - related parties	-	721	116
Advances to suppliers, net - third parties	63,553	181,405	29,208
Inventories	527,962	744,001	119,791
Forward contract receivables	12,930	23,264	3,746
Other receivables—related parties	5,840	5,896	949
Prepayments and other current assets	413,331	550,461	88,630

Total current assets	3,985,608	5,328,431	857,929

Non-current assets:
Restricted cash	14,800	14,800	2,383
Project Assets	536,391	619,041	99,672
Long term investment	35,184	35,139	5,658
Property, plant and equipment, net	3,329,873	3,275,959	527,462
Land use rights, net	365,749	364,083	58,621
Intangible assets, net	6,374	6,548	1,054
Capped call options	16,131	10,434	1,680
Other assets	82,210	96,627	15,558

Total assets	8,372,320	9,751,062	1,570,017

LIABILITIES
Current liabilities:
Accounts payable - related parties	30,045	28,611	4,607
Accounts payable - third parties	1,347,327	1,170,018	188,384
Notes payable	1,149,137	1,561,946	251,489
Accrued payroll and welfare expenses	206,425	203,173	32,713
Advances from customers	121,031	101,321	16,314
Income tax payables	3	-	-
Other payables and accruals	817,393	850,638	136,961
Other payables due to a related party	2,271	2,436	392
Forward contract payables	5,491	-	-
Bonds payable and accrued interests	313,690	330,502	53,214
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,245,631	2,465,493	396,969
Guarantee liabilities	-	-	-

Total current liabilities	6,238,444	6,714,138	1,081,043

Non-current liabilities:
Long-term borrowings	167,000	344,000	55,387
Long-term payables	146	9,134	1,471
Bond payables	-	800,000	128,808
Accrued warranty costs – non-current	109,338	109,781	17,676
Convertible senior notes	483,582	523,553	84,297
Forward contract payables-long term	-	-	-

Total long term liabilities	760,066	1,786,468	287,639

Total liabilities	6,998,510	8,500,606	1,368,682

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 88,758,778 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	13	13	2
Additional paid-in capital	1,524,729	1,527,893	246,006
Statutory reserves	179,041	179,041	28,827
Accumulated other comprehensive (loss)/income	236	2,679	431
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2012 and March 31, 2013, respectively	(13,876)	(13,876)	(2,234)
Retained earnings	(325,022)	(453,766)	(73,061)

Total JinkoSolar Holding Co., Ltd. shareholders' equity	1,365,121	1,241,984	199,971

Non-controlling interests	8,689	8,472	1,364

Total liabilities and shareholders' equity	8,372,320	9,751,062	1,570,017

Note 1: The Condensed Consolidated Balance Sheet as of December 31, 2012 was derived from the audited consolidated financial statements.